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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65388

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2019 (MM/DD/YY) AND ENDING 03/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McNally Financial Services Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16414 San Pedro Avenue, Suite 930
(No. and Street)

San Antonio	TX	78232
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David D. McNally — (210) 545-7080 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hartgraves Accounting & Consulting, LLC
(Name – *if individual, state last, first, middle name*)

325 N. St. Paul St. Ste 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David D. McNally, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McNally Financial Services Corporation, as of March 31, 2020, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Melissa Ann Gavre
My Commission Expires
09/11/2022
ID No. 131717864
NOTARY PUBLIC
STATE OF TEXAS

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MCNALLY FINANCIAL SERVICES CORPORATION

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED MARCH 31, 2020

MCNALLY FINANCIAL SERVICES CORPORATION

CONTENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
McNally Financial Services Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of McNally Financial Services Corporation (the "Company") as of March 31, 2020, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 under the Rules of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including

its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, under the Rules of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hartgraves Accounting & Consulting, LLC

This is our initial year as the auditor for the Company.

Dallas, Texas
May 27, 2020

MCNALLY FINANCIAL SERVICES CORPORATION
Statement of Financial Condition
March 31, 2020

ASSETS		
Cash	$	168,036
Receivable from clearing broker-dealer		142,451
Deposit with clearing broker-dealer		25,000
Securities owned, at fair value		54,568
Prepaid expenses		26,856
Property and equipment, net		1,237
Accounts receivable		17,133
Right of use lease asset		66,807
TOTAL ASSETS	$	502,088
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	136,477
Taxes payable		9,390
Right of use lease liability		66,807
Total liabilities		212,674
Stockholder's Equity		
Common stock, 2,000 shares authorized, $0.01 par value, 1,100 shares issued and outstanding		11
Additional paid-in capital		127,576
Retained earnings		161,827
Total stockholder's equity		289,414
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	502,088

The accompanying notes are an integral part of these financial statements.

MCNALLY FINANCIAL SERVICES CORPORATION
Statement of Operations
For the Year Ended March 31, 2020

REVENUES	
Brokerage commissions	$ 2,602,776
Distribution fees	214,779
Investment advisory fees	217,385
Reimbursement fees	169,929
Interest income	5,048
Dividend income	2,722
Net gains (losses) on securities trading accounts	(12,487)
Total revenues	3,200,152
EXPENSES	
Commission expense	2,191,348
Advisory fees	136,742
Compensation expense	248,424
Selling, general and administration expenses	53,139
Professional fees	234,710
Insurance expense	103,911
Regulatory fees	29,609
Rent expense	21,122
Payroll and other tax expense	15,875
Depreciation expense	119
Other expenses	20,798
Total expenses	3,055,797
INCOME BEFORE INCOME TAX	144,355
Income tax expense	9,390
NET INCOME	$ 134,965

The accompanying notes are an integral part of these financial statements.

MCNALLY FINANCIAL SERVICES CORPORATION
Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2020

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at March 31, 2019	1,100	$ 11	$ 127,576	$ 26,862	$ 154,449
Net income	-	-		134,965	134,965
Balances at March 31, 2020	1,100	$ 11	$ 127,576	$ 161,827	$ 289,414

The accompanying notes are an integral part of these financial statements.

MCNALLY FINANCIAL SERVICES CORPORATION
Statement of Cash Flows
For The Year Ended March 31, 2020

Cash flows from operating activities:		
Net income	$	134,965
Adjustments to reconcile net income to cash used in operating activities:		
Depreciation		119
Changes in operating assets and liabilities:		
Decrease in receivable from clearing broker-dealer		8,731
Decrease in accounts receivable		18,124
Increase in prepaid expenses		(14,762)
Decrease in securities owned, at fair value		10,075
Increase in right of use asset		(66,807)
Decrease in accounts payable and accrued expenses		(90,460)
Increase in taxes payable		9,390
Increase in right of use liability		66,807
Net cash provided by operating activities		76,182
Cash flows from investing activities:		-
Cash flows from financing activities:		-
Net increase in cash		76,182
Cash at beginning of year		91,854
Cash at end of year	$	168,036
Supplemental Disclosures of Cash Flow Information:		
Income taxes paid	$	-

The accompanying notes are an integral part of these financial statements.

MCNALLY FINANCIAL SERVICES CORPORATION
Notes to the Financial Statements
March 31, 2020

Note 1 - Nature of Business

McNally Financial Services Corporation (the "Company") was incorporated in the State of Texas on April 11, 2002 and became a registered broker-dealer with the Securities and Exchange Commission ("SEC") in September 2002 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 (the "Rule") of the SEC, and accordingly, is exempt from the remaining provisions of the Rule. The Company's customers consist primarily of individuals located throughout the United States of America.

As of and during the year ended March 31, 2020, the Company has been involved in a number of complaints and litigation filed against the Company related to its investment advisory business. These matters are also currently being reviewed by the Texas State Securities Board. The Company believes that all significant settlements arising from these claims and litigation will be covered by the Company's insurance policies and management will work with its attorney to defend itself in all of these matters.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Property and Equipment
Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Financial Instruments and Credit Risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Financial instruments that potentially subject the Company to credit risk include cash, receivables from clearing broker-dealers and securities owned. Receivables from clearing broker-dealers represent cash deposited and commissions receivable from these broker dealers and are insured by the Securities

Note 2 - Summary of Significant Accounting Policies, continued

Investor Protection Corporation. Securities owned consist of investments in registered investment companies and are held for investment purposes. Securities that are marketable are stated at fair market value (as determined by quoted market prices) and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Income Taxes
The Company accounts for income taxes using the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. The Company recognized no uncertain income taxes as of and for the year ended March 31, 2020.

The Company files U.S. federal and U.S. state tax returns. Generally, the Company is open to examination for the last 3 years of filed returns. For the year ended March 31, 2020, the Company had no Texas margin tax liability.

Note 3 – Revenue From Contracts With Customers

Significant Judgements
Revenue from contracts with customers includes commission income and fees from asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions
Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related

Note 3 – Revenue From Contracts With Customers, continued

clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Distribution fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Asset Management
Investment advisory fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Mutual Funds, Insurance and Annuity Products
The Company earns revenue for selling mutual funds, fixed variable annuities and insurance products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage, to, amounts invested at the time of sale. The remaining revenue is recognized over time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long client hold their investment, insurance policy or annuity contract). The revenue will no be recognized until it is probably that a significant reversal will not occur.

Note 4 – Fair Value Disclosures

Fair Value Measurements
The Company uses various methods including market, income and cost approaches to determine fair value. Based on the approach, the Company often utilizes certain assumptions that market participants would use

Note 4 – Fair Value Disclosures, continued

in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended March 31, 2020, the application of valuation techniques applied to similar assets and liabilities has been consistent.

The following table summarizes the inputs used to value the Company's assets and liabilities measured at fair value as of March 31, 2020:

Investment in securities, at fair value

Investments in:	Total	Level 1	Level 2	Level 3
United States Mutual Funds	$ 54,568	$ 54,568	$ --	$ --
Totals	$ 54,568	$ 54,568	$ --	$ --

Note 5 – Operating Leases

The Company leases office space in San Antonio, Texas. Rental expense is calculated on a straight-line basis. The lease began in December 2015 and was renewed for an additional four years that commenced on February 2020.

Note 5 – Operating Leases, continued

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining no cancelable lease terms in excess of one year:

April 30, 2021	$ 18,831
April 30, 2022	19,214
April 30, 2023	19,597
April 30, 2024	16,597
	$ 74,238

Total payments under operating lease liabilities	$ 74,238
Less discount to present value	(7,431)
Total operating lease payments	$ 66,807

Note 6 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2020, the Company had net capital of $236,003, which was $186,003 in excess of its required net capital of $50,000. The Company's net capital ratio was 0.62 to 1.

Note 7 – Commitments and Contingencies

The nature of the Company's business subjects it to various claims, regulatory examinations, other proceedings, and legal actions in the ordinary course of business. The Company is involved in Texas State Securities Board and FINRA matters that have arisen in the ordinary course of business. No provision has been accrued in the financial statements at March 31, 2020 for possible fines or settlements as they cannot be reasonably determined at this time.

The Company is involved in a number of complaints and litigation filed against the Company related to its investment advisory business that have arisen in the ordinary course of business. The Company believes that all significant settlements arising from these claims and litigation will be covered by the Company's insurance policies. No provision has been accrued in the financial statements at March 31, 2020 for possible settlement costs as the outcome of these proceedings and lawsuits cannot be presently be determined.

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade.

At March 31, 2020 management of the Company had not been notified by the clearing broker-dealer, nor were

Note 7 – Commitments and Contingencies, continued

they otherwise aware, of any potential losses relating to this indemnification.

Note 8 – Subsequent Events

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be to the company, to date, the Company is anticipating a potential decline in revenues.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

March 31, 2020

Schedule I

MCNALLY FINANCIAL SERVICES CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2020

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$ 289,414
Add:	
Other deductions or allowable credits	--
Total capital and allowable subordinated liabilities	289,414
Deductions and/or charges	
Prepaid expenses	26,856
Property and equipment, net	1,237
Accounts receivable	17,133
Net capital before haircuts on securities positions	244,188
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	8,185
Net capital	$ 236,003

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 145,867
Total aggregate indebtedness	$ 145,867

Schedule I (continued)

MCNALLY FINANCIAL SERVICES CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2020

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 9,724
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 50,000
Net capital in excess of required minimum	$ 186,003
Excess net capital at 1000%	$ 176,003
Ratio: Aggregate indebtedness to net capital	0.62 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net Capital as reported in the Company's unaudited Focus IIA Report	$ 242,429
Decrease in accounts payable	2,964
Increase in taxes payable	(9,390)
Net Capital per audited report	$ 236,003

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended March 31, 2020

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
McNally Financial Services Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) McNally Financial Services Corporation identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which McNally Financial Services Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the exemption provisions) and (b) McNally Financial Services Corporation stated that McNally Financial Services Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. McNally Financial Services Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about McNally Financial Services Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

Hartgraves Accounting & Consulting, LLC
Dallas, Texas
May 27, 2020

McNally Financial Services Corporation Exemption Report

McNally Financial Services Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i) and (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, David D. McNally, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

President

Date of Report: May 12, 2020

Hartgraves
Accounting & Consulting, LLC

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors of
McNally Financial Services Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by McNally Financial Services Corporation (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") of the Company for the year ended March 31, 2020, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7"). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting a difference of $43 between the audited amount assessed and the Company's calculated assessment.
2. Compared the Total Revenue amounts reported on the annual audited report Form X-17A-5 Part III for the year ended March 31, 2020, as applicable, with the Total Revenue amounts reported in Form SIPC-7 for the year ended March 31, 2020, noting the audited gross revenues were $11,587 less than the Total Revenue amount reported in Form SIPC-7.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting the audited deductions were $50,406 less than the Total Deduction amount reported in Form SIPC-7.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting the General Assessment reported in Form SIPC-7 to be $43 less than the audited General Assessment.

We were not engaged to, and did not, conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hartgraves Accounting & Consulting, LLC
Dallas, Texas
May 27, 2020

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 3/31/2020
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

65388 FINRA MAR
MCNALLY FINANCIAL SER CORP
16414 SAN PEDRO AVE STE 930
SAN ANTONIO TX 78232-2281

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2,662

B. Less payment made with SIPC-6 filed (exclude interest) (961)
October 17, 2019
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,701

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAYMENT: √ the box
Check mailed to P.O. Box ☒ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 1,701

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

McNally Financial Services Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 13th day of April, 20 20

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 4/1/2019
and ending 3/31/2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,211,739
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	10,074
Total additions	10,074
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,445,310
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 1,836	
Enter the greater of line (i) or (ii)	1,836
Total deductions	1,447,146
2d. SIPC Net Operating Revenues	$ 1,774,667
2e. General Assessment @ .0015	$ 2,662
	(to page 1, line 2.A.)